Exhibit 14.01

Code of Ethics and Conduct

This Code of Ethics and Conduct (the “Code”) applies to all directors, officers, and employees of Neuralstem (the “Company”) and is designed to deter wrongdoing and promote the following:

•	Honest and ethical conduct;
•	Full, fair, accurate, timely, and understandable disclosure in reports and documents that are filed with, or submitted to, the Securities and Exchange Commission (SEC) and in other public communications made by the Company;
•	Compliance with applicable governmental laws, rules, and regulations;
•	Prompt internal reporting to an appropriate person, identified herein, of violations of the Code; and
•	Accountability for breaches of the Code.

Conflicts of Interest

A conflict of interest may arise in any situation when a director, officer, or employee’s loyalties are divided between business interests that, to any degree, are incompatible with the interests of the Company. A conflict of interest may arise when a director, officer, or employee takes actions or has interests that may make it difficult to perform work objectively. All such conflicts must be avoided. A director, officer, or employee should not place himself or herself in a position that would have the appearance of being, or could be construed to be, in conflict with the interests of the Company. Directors, officers, and employees must, therefore, avoid any actual or apparent conflict of interest with the Company.

Directors and officers owe a duty of loyalty and a duty of care to the Company. The duty of care means the care an ordinarily prudent person in a like position would exercise under similar circumstances. The duty of loyalty means committing allegiance to the Company and acknowledging that the best interests of the Company and its shareholders must prevail over any individual interest. The basic principle to be observed is that the corporate position should not be used to make a personal profit or to gain a personal advantage.

Corporate Opportunities

Directors, officers, and employees must not take personal opportunities that are discovered through the use of Company property, information, or position if: (1) the Company is able to exploit the opportunity; (2) the opportunity is within the Company’s line of business; (3) the Company has an interest or expectancy in the opportunity; and (4) by taking the opportunity for his own, the director, officer, or employee will thereby be placed in a position inimical to his duties to the corporation. Directors, officers, and employees must not use Company property, information, or position for personal gain. Directors, officers, and employees must not compete with the Company. Directors, officers, and employees owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

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Disclosure in Reports and Documents Filed or Submitted with the SEC

All disclosures in reports and documents filed or submitted with the SEC will be full disclosures that are fair, accurate, timely, and understandable. Other public communications made by the Company will also be fair, accurate, timely, and understandable.

Confidentiality

Directors, officers, and employees must maintain the confidentiality of information entrusted to them by the Company or its service providers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its service providers, if disclosed.

Protection and Proper Use of Company Assets

Directors, officers, and employees must protect the Company’s assets and ensure their efficient and appropriate use. Theft, carelessness, and waste have a direct impact on the Company’s viability. All Company assets should be used only for legitimate business purposes.

Compliance with Laws, Regulations, and Rules

Directors, officers, and employees must comply fully with all applicable federal, state, and local laws, regulations, and rules that govern the Company’s conduct (including, without limitation, insurance laws and federal securities laws).

Reporting and Investigating Violations of the Code

The Company encourages open, honest communications between employees, supervisors, and management, and welcomes good faith reporting of concerns about violations of the Code. If you have a concern about potential violation of the Code and wish to submit the concern confidentially or anonymously, you may do so by contacting the Ethics Hotline, hosted by a third party provider, either via the web at www.neuralstem.ethicspoint.com or by calling 1-855- 228-2634. EthicsPoint will communicate your concern to the appropriate Committee Chairman or other neutral individual for investigation and follow-up.

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The Company will handle all inquiries discreetly and make every effort to maintain the confidentiality of anyone who, in good faith, requests guidance, reports questionable behavior and/or a compliance concern, cooperates in an investigation, conducts a self-evaluation, or takes remediation steps related to upholding our Code.

The Company will not tolerate and will prohibit intimidation or retaliation under any circumstances including, but not limited to, intimidation or retaliation against persons reporting concerns using the Ethics Hotline.

Accountability for Breaches of the Code

Accountability for breaches of the Code will be dealt with, by the Company, on a case by case basis in an appropriate manner.

Amendments to the Code

Amendments to the Code may be made, from time to time, by the Company’s Board of Directors.

Public Availability of the Code

The Company may file a copy of the Code as an exhibit to its annual report. Alternatively, the Company may post the text of the Code, or relevant portion thereof, on its Internet website, provided however, that the Company also must disclose its Internet address and intention to provide disclosure in this manner in its annual report on Form 10-K. As another alternative, the company may provide an undertaking in its annual report on Form 10-K to provide a copy of the Code to any person without charge upon request.

Notice of Waiver of the Code or Changes to the Code

The Company must make disclosure in accordance with SEC rules if the Company grants any waiver from the Code, or makes any change to the Code, for any director, executive officer, or the controller. The nature of such waiver or change must be disclosed promptly to shareholders, including the name of the person to whom the Company granted the waiver or change, the date of the waiver or change, and the reason for the waiver or change. All waivers and changes for directors, executive officers, and the controller must be approved by the Company’s Board of Directors. Waivers and changes for all others must be approved by the Chief Executive Officer of the Company or his designee.

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Compliance with the Code

Directors, officers, and employees have a responsibility to understand and follow the Code. Additionally, directors, officers, and employees are expected to perform work with honesty and integrity in any areas not specifically addressed by the Code. A violation of the Code may result in disciplinary action including the possible termination from employment with the Company without additional warning. The Company strongly encourages open dialogue among employees and their supervisors to make everyone aware of situations that give rise to ethical questions and to articulate proper means of handling those situations.

Employment at Will

The Code is not a contract guaranteeing employment for any specific duration. Either the employee or the Company may terminate the employment relationship at any time and for any reason, with or without cause or notice. Only the Chief Executive Officer of the Company has the authority to enter into any agreement, which must be in writing, for employment for any specified period or to make any promises or commitments contrary to the foregoing.

Relationship to Other Policies

The Code does not supersede, change, alter, or replace any other existing policies and procedures already in place.

Last reviewed and approved November, 2015

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